EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2015	Year Ended December 31, (in Thousands)
		2014	2013	2012
Earnings:
Net loss and comprehensive loss	($62,052)	($57,513)	($18,497)	($13,217)
Add Fixed Charges (from below)	158	137	191	450

Total earnings (loss) to cover fixed charges	($61,894)	($57,376)	($18,306)	($12,767)

Fixed Charges:
Interest expense	$—	$—	$128	$393
Interest component of rent expense(1)	158	137	63	57

Total fixed charges	$158	$137	$191	$450

Ratio of earnings to fixed charges(2)	—	—	—	—

Deficiency of earnings available to cover fixed charges	($62,052)	($57,513)	($18,497)	($13,217)

(1)	Comprised of management’s best estimates related to interest rates and assumed useful life of the building, which approximates 30% of rent expense.
(2)	Our earnings for the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013 and 2012 were insufficient to cover fixed charges. Earnings consist of net loss and comprehensive loss and fixed charges. Fixed charges consist of interest expense and the interest component of rent expense. Because of these deficiencies, the ratio information is not applicable for those periods. The extent to which earnings were insufficient to cover fixed charges for those periods is shown above.